Exhibit 15.8

LETTER OF CONSENT

We hereby consent to the reference to our study relating to the valuation report of options granted by Plaza centers N.V.(“the Company”) to Elbit Imaging Ltd.‘s Vice Chairman of the Board in respect of the Company’s operations in India, dated October 2007, in the Annual Report on Form 20-F/A of Elbit Imaging Ltd. for the year ended December 31, 2007 and to the incorporation by reference of such Annual Report in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed with the Annual Report under the provisions of the Securities Act of 1933, as amended.

Very truly yours,
/s/ BDO Ziv Haft Consulting & Management Ltd.

November 17, 2008
Tel Aviv, Israel